UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Linda L. Sturino
                                 555 Main Street
                                    Suite 500
                             Racine, Wisconsin 53403
                                 (262) 260-4046


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 18, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------       ------------------------------------------

CUSIP NO. 479254 10 4                               PAGE 2 OF 7 PAGES
-------------------------------       ------------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Samuel C. Johnson

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                                   (A)  [x]
                                                                        (B)  [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      2,477,826 shares (1)(2)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,135,330 shares (2)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       2,477,826 shares (1)(2)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,135,330 shares (2)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,613,155 shares (1)(2)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           41.6% of the Class A Common Stock (1)(2)(3)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

         (1) Includes options to acquire 12,695 shares of Class A Common Stock that are exercisable within 60 days.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Based on 7,446,528 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January 31, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended January 2, 2004 filed with the Securities and Exchange Commission on February 17, 2004, and 12,695 options held by Mr. Johnson to purchase shares of Class A Common Stock that are exercisable within 60 days.

                                  SCHEDULE 13D

-------------------------------       ------------------------------------------

CUSIP NO. 479254 10 4                               PAGE 3 OF 7 PAGES
-------------------------------       ------------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Helen P. Johnson-Leipold

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                                    (A) [x]
                                                                         (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      808,155 shares (1)(2)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,329,308 shares (2)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       808,155 shares (1)(2)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,329,308 shares (2)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,137,463 shares (1)(2)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.9% of the Class A Common Stock (1)(2)(3)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

         (1) Includes options to acquire 655,000 shares of Class A Common Stock that are exercisable within 60 days and the 3,643 shares of Class A Common Stock held in the Reporting Person's 401(k) plan as of November 1, 2003.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Based on 7,446,528 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January 31, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended January 2, 2004 filed with the Securities and Exchange Commission on February 17, 2004, and 655,000 options held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock that are exercisable within 60 days.

                                  SCHEDULE 13D

-------------------------------       ------------------------------------------

CUSIP NO. 479254 10 4                               PAGE 4 OF 7 PAGES
-------------------------------       ------------------------------------------

         THIS AMENDMENT NO. 1 TO SCHEDULE 13D is filed jointly by Samuel C. Johnson ("Mr. Johnson") and Helen P. Johnson-Leipold ("Ms. Johnson-Leipold"). In this Amendment No. 1 to Schedule 13D, Mr. Johnson and Ms. Johnson-Leipold are sometimes individually referred to as a "Reporting Person" and collectively referred to herein as the "Reporting Persons". This filing shall serve to amend and supplement the Reporting Persons' Schedule 13D filed with the Securities and Exchange Commission on February 20, 2004.

ITEM 4.           PURPOSE OF TRANSACTION.

         On February 20, 2004, the Reporting Persons delivered a letter (the "Letter") to the Board of Directors of the Company presenting a proposal whereby an entity to be created by the Reporting Persons ("Acquisition Co.") would acquire all of the outstanding shares of Class A Common Stock and Class B Common Stock of the Company not already owned by the Reporting Persons, members of their family, or entities controlled by the Reporting Persons or members of their families (the "Shares"). The Letter stated that the Reporting Persons would leave their proposal open until March 22, 2004.

         On March 18, 2004, the Reporting Persons delivered to the Special Committee of the Board of Directors of the Company a letter (the "Extension Letter") stating that the Reporting Persons would, at the request of the Board of Directors, extend the effectiveness of their proposal for an additional sixty
(60) days. The Reporting Persons informed the Special Committee in the Extension Letter that all other terms of the proposal contained in the Letter would remain in effect.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety to read as follows:

         (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is set forth below:

---------------------------- --------------------- ---------------------- ------------------------- -----------------------
     Reporting Person          Sole Voting and       Shared Voting and      Aggregate Beneficial        Percentage of
                              Dispositive Power      Dispositive Power           Ownership            Outstanding Shares
---------------------------- --------------------- ---------------------- ------------------------- -----------------------
Mr. Johnson                  2,477,826 (1)(2)      1,135,330 (1)(5)       3,613,155 (1)(2)(5)(6)    41.6% (1)(2)(4)(5)(6)
---------------------------- --------------------- ---------------------- ------------------------- -----------------------
Ms. Johnson-Leipold          808,155 (1)(3)        1,329,308 (1)(5)       2,137,463 (1)(3)(5)(7)    22.9% (1)(3)(4)(5)(7)
---------------------------- --------------------- ---------------------- ------------------------- -----------------------

(1) Includes shares of Class B Common Stock which are convertible at any time on a one share-for-one share basis into shares of Class A Common Stock.
(2) Includes options to acquire 12,695 shares of Class A Common Stock that are exercisable within 60 days.
(3) Includes options to acquire 655,000 shares of Class A Common Stock, which options are exercisable within 60 days, and 3,643 shares of Class A Common Stock held in Ms. Johnson-Leipold's 401(k) plan as of November 1, 2003.
(4) Based on 7,446,528 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January
31, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended January 2, 2004 filed with the
Securities and Exchange Commission on February 17, 2004, and 655,000 and 12,695 options to purchase shares of Class A
Common Stock held by Ms. Johnson-Leipold and Mr. Johnson, respectively, that are exercisable within 60 days.


                                  SCHEDULE 13D

-------------------------------       ------------------------------------------

CUSIP NO. 479254 10 4                               PAGE 5 OF 7 PAGES
-------------------------------       ------------------------------------------

(5) Mr. Johnson and Ms. Johnson-Leipold share voting and dispositive power over these shares with Imogene P. Johnson, S.
Curtis Johnson, H. Fisk Johnson*, JWA Consolidated, Inc. and Johnson Bank. Certain information with respect to such persons is set forth below:


------------------------------------------ ------------------------------------ --------------------------------------
Name and Business Address                  Principal Occupation and Employment  Name, Address and Principal Business
------------------------------------------ ------------------------------------ --------------------------------------
Imogene P. Johnson                                        None                                  None
555 Main Street
Racine, WI  53403

Citizenship:  United States

------------------------------------------ ------------------------------------ --------------------------------------
S. Curtis Johnson                                  Chairman-Worldwide                     Johnson Diversey
555 Main Street                                       Professional                        1326 Willow Road
Racine, WI  53403                                                                       Sturtevant, WI 53177

Citizenship:  United States

------------------------------------------ ------------------------------------ --------------------------------------
H. Fisk Johnson*                                        Chairman                         S.C. Johnson & Son
555 Main Street                                   Chairman of the Board                   1525 Howe Street
Racine, WI  53403                                                                       Racine, WI 53403-2236

Citizenship:  United States

------------------------------------------ ------------------------------------ --------------------------------------
JWA Consolidated, Inc.                               Not Applicable                Holding company for purposes of
555 Main Street                                                                      owning stock of the Company
Racine, WI  53403

State of Organization:  Delaware

------------------------------------------ ------------------------------------ --------------------------------------
Johnson Bank                                         Not Applicable                    Bank and Trust Company
555 Main Street
Racine, WI  53403

State of Organization:  Wisconsin

------------------------------------------ ------------------------------------ --------------------------------------

*Solely with respect to Ms. Johnson-Leipold.
(6) Excludes 808,155 shares beneficially owned solely by Ms. Johnson-Leipold as to which Mr. Johnson disclaims beneficial ownership.
(7) Excludes 2,477,323 shares beneficially owned solely by Mr. Johnson as to which Ms. Johnson-Leipold disclaims beneficial ownership.


         During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (c)-(e).  Not Applicable.

                                  SCHEDULE 13D

-------------------------------       ------------------------------------------

CUSIP NO. 479254 10 4                               PAGE 6 OF 7 PAGES
-------------------------------       ------------------------------------------

 ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit No.                Title
         -----------                -----

         99.1. Joint Filing Agreement (incorporated by reference to Schedule 13D filed with the SEC by the Reporting Persons on February 20,
                                    2004).

         99.2. Power of Attorney (incorporated by reference to Schedule 13D filed with the SEC by the Reporting Persons on February 20, 2004).

         99.3. Letter to the Board of Directors of the Company, dated as of February 20, 2004, delivered by the Reporting Persons (incorporated by reference to Schedule 13D filed with the SEC by the Reporting Persons on February 20, 2004).

         99.4. Extension Letter to the Special Committee of the Board of Directors of the Company, dated as of March 18, 2004, delivered by the Reporting Persons.

                                  SCHEDULE 13D

-------------------------------       ------------------------------------------

CUSIP NO. 479254 10 4                               PAGE 7 OF 7 PAGES
-------------------------------       ------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:    March 19, 2004                 /s/ Helen P. Johnson-Leipold
        --------------------             ---------------------------------------
                                         Helen P. Johnson-Leipold


                                         Samuel C. Johnson


                                         By:  /s/ Helen P. Johnson-Leipold
                                              ----------------------------------
                                              Attorney-in-fact

                                         Power of Attorney for Samuel C. Johnson
                                         filed February 20, 2004

                                                                    EXHIBIT 99.4



                                                                  March 18, 2004


Special Committee of the Board of Directors
Johnson Outdoors Inc.
555 Main Street
Racine, WI 53403
Attn: Thomas F. Pyle, Jr., Chairman



Gentlemen:

         Per your request, Samuel Johnson and I are prepared to leave open for an additional 60 days our February 20, 2004 proposal to acquire all of the outstanding shares of Class A and Class B common stock of Johnson Outdoors Inc. not already owned by us, members of our family, or entities controlled by us or our family members, for a price of $18.00 per share in cash. Please appreciate that all other terms contained in our proposal remain in effect, including our right to amend or withdraw such proposal and to terminate further discussions at any time prior to our execution of definitive agreements.





                                                     Very truly yours,



                                                 /s/ Helen P. Johnson-Leipold
                                                 -------------------------------
                                                     Helen P. Johnson-Leipold